Exhibit 99.1

AETERNA ZENTARIS INC.

Report of Voting Results

Submitted Pursuant to

Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

June 21, 2022

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, this report describes the matters voted upon and the outcome of the votes at the annual general meeting of shareholders of Aeterna Zentaris Inc. (the “Company”) held on June 21, 2022 via live audio webcast. Each of the matters is described in greater detail in the Company’s management information circular dated May 16, 2022 (the “Circular”).

(a)	The five nominees set forth in the Circular were elected as directors of the Company to hold office until the close of the next annual meeting of the Company’s shareholders or until their successors are duly elected or appointed. The following are the voting results on this matter:

	FOR	% FOR	WITHHELD	%WITHHELD
Peter Edwards	10,264,600	75.75%	3,285,758	24.25%
Carolyn Egbert	9,712,946	71.68%	3,837,412	28.32%
Gilles Gagnon	9,719,864	71.73%	3,830,494	28.27%
Klaus Paulini	10,178,648	75.12%	3,371,711	24.88%
Dennis Turpin	10,375,735	76.57%	3,174,623	23.43%

(b)	Ernst & Young LLP was appointed as the Company’s auditors and the directors were authorized to fix the remuneration to be paid to the auditors. The following are the voting results on this matter:

	FOR	% FOR	WITHHELD	% WITHHELD
Appointment of Auditors	28,148,915	85.49%	4,777,318	14.51%

(c)	The Company’s Amended and Restated Shareholder Rights plan was reconfirmed and approved.

	FOR	% FOR	WITHHELD	% WITHHELD
Shareholder Rights Plan	7,464,681	55.09%	6,085,677	44.91%

Dated this 21st day of June, 2022.

AETERNA ZENTARIS INC.

By:	(signed) Giuliano La Fratta
Name:	Giuliano La Fratta
Title:	Chief Financial Officer